UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark-One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 001-33251

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNIVERSAL PROPERTY & CASUALTY 401(k)
PROFIT SHARING PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNIVERSAL INSURANCE HOLDINGS, INC.
1110 WEST COMMERCIAL BLVD.
FORT LAUDERDALE, FLORIDA 33309

UNIVERSAL PROPERTY & CASUALTY 401(k)
PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2024 and 2023

Table of Contents		Page

	Report of Independent Registered Public Accounting Firm	1

(a)	Financial Statements

	Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	2

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	3

	Notes to Financial Statements	4

(b)	Supplemental Schedules

	Schedule of Assets Held at End of Year as of December 31, 2024 - Form 5500, Schedule H, Part IV, Line 4(i)	10

	Signatures	11

	Exhibits:

	Exhibit 23.1 Consent of Plante & Moran, PLLC

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Universal Property & Casualty
401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Universal Property & Casualty 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2024 and 2023 the related statement of changes in net assets available for benefits for the year ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2024 and 2023 and the changes in its net assets for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2010.

Southfield, Michigan
June 26, 2025

Universal Property & Casualty 401(k)
Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2024	December 31, 2023
ASSETS:
Participant directed investments at fair value:
Mutual funds	$75,712,861	$62,493,834
Universal Insurance Holdings Common Stock Fund	1,872,371	1,348,891
Self-directed brokerage accounts	2,063,418	1,611,517
Total participant-directed investments	79,648,650	65,454,242

Contributions receivable:
Participants	329	1,229
Employer	248	900
Total contributions receivables	577	2,129

Notes receivable from participants	3,084,082	2,981,581
Total assets	82,733,309	68,437,952

LIABILITIES - Excess contributions payable	1,655	809

NET ASSETS AVAILABLE FOR BENEFITS	$82,731,654	$68,437,143

See notes to financial statements.

Universal Property & Casualty 401(k)
Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2024
ADDITIONS TO NET ASSETS:
Contributions:
Participants	$6,105,180
Employer	3,674,510
Rollovers	346,373
Total contributions	10,126,063

Investment income:
Interest and dividends	3,507,795
Net realized and unrealized gain on investments	6,351,220
Total investment income	9,859,015

Interest income on notes receivable from participants	236,460
Total additions	20,221,538

DEDUCTIONS FROM NET ASSETS:
Benefits paid directly to participants or beneficiaries	5,878,986
Administrative expenses	48,041
Total deductions	5,927,027

NET INCREASE	14,294,511

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	68,437,143

End of year	$82,731,654

See notes to financial statements.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

Note 1 -	DESCRIPTION OF THE PLAN

The following description of Universal Property & Casualty 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan maintained on a 12-month plan year, which begins on January 1 and ends on December 31. The Plan was established by Universal Property & Casualty Insurance Company, the Plan’s sponsor, on January 1, 2009. Universal Property & Casualty Insurance Company is a wholly-owned subsidiary of Universal Insurance Holdings, Inc. (“UVE”). The Plan covers all employees of Universal Property & Casualty Insurance Company, UVE, and its subsidiaries (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - Any employee of the Company who has attained 18 years of age and has completed three consecutive months of service is eligible to participate in the Plan. Eligible employees may enroll in the Plan on the first day of each month of the plan year.

Contributions - An eligible employee may elect to contribute an amount starting with 1 percent and ending with 90 percent (in whole percentages) of the contributing participant’s before-tax compensation, not to exceed current Internal Revenue Service (IRS) regulations. Participants who have attained age 50 may make catch-up contributions in addition to their regular deferral contributions. Participants can elect whether to have their contributions subject to federal income tax each pay period or defer federal income tax until withdrawn. Eligible employees may also contribute, with the consent of the plan administrator, amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, including the Universal Insurance Holdings Common Stock Fund, which holds common stock of UVE. The Plan restricts investment in Universal Insurance Holdings Company Stock Fund to a total of 30 percent of any contribution made by participants. The participants are able to change their investment options on a daily basis.

The employer matches participants’ contributions in an amount equal to 100 percent of each eligible participant’s contribution up to a maximum of 5 percent of the participant’s compensation for the contribution period, subject to IRS limitations.

The employer may also make a discretionary profit-sharing contribution to the Plan as determined by the Company. There was no such profit-sharing contribution during 2024.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution, the employer’s profit-sharing contribution, and allocations of investment earnings. Each participant’s account is charged with allocations of investment losses and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant (or the participant’s spouse or designated beneficiary, in the case of death) may receive 100 percent of the value of the participant’s account. Upon termination of service due to any other reason, a participant may receive the vested portion of the value of the participant’s account. Distributions may be in the form of a lump-sum payment or installment payments. If the participant’s vested account balance is less than $5,000, distributions will be made in a single lump-sum payment. If the participant’s vested account balance exceeds $5,000, the distribution may be made in a single lump-sum payment, installments over a period of not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and their beneficiary), or partial withdrawals.

Hardship Withdrawals - The Plan imposes restrictions on the ability to withdraw certain amounts on account of a hardship. Due to recent changes in the law, the Plan has been amended to expand the amounts that can be withdrawn on account of a hardship. The amount available will now include earnings on elective deferrals, Qualified Non-Elective Contributions (including any safe harbor contributions), and Qualified Matching Contributions (including any safe harbor contributions). A participant can now receive a hardship distribution if their principal residence or place of employment at the time of a disaster was in an area the Federal Emergency Management Agency (“FEMA”) designates as qualifying for individual assistance in connection with a federally declared disaster. The distribution can cover the participant’s expenses and losses (including loss of income) on account

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
of the disaster. The definition of residential casualty loss has been broadened to include residential casualties even if they are not part of a federally declared disaster.

Hardship Conditions - If a participant has a qualifying hardship expense, the Plan requires that certain conditions be satisfied to demonstrate the necessity of the distribution. The following changes apply in these conditions:

1.Participants will be required to certify in writing or electronically, as a condition of receiving a hardship distribution, that the participant has insufficient cash or other liquid assets reasonably available to meet their financial hardship.
2.Participants are not required to suspend any contributions they are making to the Plan after receiving a hardship distribution.
3.Participants are not required to obtain all nontaxable loans currently available under all plans that the Company maintains before taking a hardship distribution.

Forfeitures - Forfeitures can be used to reduce administrative expenses or future employer contributions. Forfeitures are generally used first to pay any administrative expenses, and any remaining forfeitures are used to reduce employer contributions. For the year ended December 31, 2024, $981 was used to reduce employer contributions. For the years ended December 31, 2024 and 2023, the forfeiture account balance was $55 and $60.

Vesting - Participants are immediately vested in both participant and employer matching contributions. Participants vest in employer discretionary contributions as follows:

Years of Service	Vested Percentage
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms, excluding those for the purchase of a principal residence, range from 1 to 5 years (60 months). Loans for the purchase of a principal residence can be paid over a reasonable period of time, not to exceed 30 years. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate on the date of the loan request plus 1 percent. Principal and interest are paid ratably through biweekly payroll deductions.

Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan agreement and ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.

Note 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Mutual funds are valued based on quoted market values. The Universal Insurance Holdings Common Stock Fund (“Common Stock Fund”) is tracked on a unitized basis. The value of the Common Stock Fund is the combined value of the year-end market value of Universal Insurance Holdings Common Stock (“UVE Common Stock”) plus uninvested cash, if any, held in the Common Stock Fund. As of December 31, 2024, the Common Stock Fund held 86,910 shares of UVE Common Stock with an aggregate value of $1,830,325, and uninvested cash of $42,046. As of December 31, 2023, the Common Stock Fund held 82,797 shares of UVE Common Stock with an aggregate value of $1,323,096, and uninvested cash of $25,795.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
Additionally, the Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include various investments in publicly traded securities, which are valued based on quoted market values. See Note 3 for additional information.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Participant notes receivable is recorded at their unpaid principal balance plus any accrued interest. Delinquent loans are reclassified as distributions based on the terms of the plan document.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Administrative Expenses - Certain administrative costs are paid by the Company, if any, which qualify as party-in-interest transactions.

Note 3 -	FAIR VALUE MEASUREMENTS

Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Level 1 - Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2024 and 2023.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2024

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

	Investments (at Fair Value)	Level 1	Level 2	Level 3
Mutual funds	$75,712,861	$75,712,861	$—	$—
Universal Insurance Holdings Common Stock Fund	1,872,371	1,872,371	—	—
Self-directed brokerage accounts (1)	2,063,418	2,063,418	—	—
Total	$79,648,650	$79,648,650	$—	$—

(1)Self-directed brokerage accounts consist of money market funds of $215,473, interest-bearing cash of $280,905, and corporate common stock, mutual funds, and exchange-traded funds of $1,567,040 of which includes $255,781 of UVE Common Stock at December 31, 2024.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2023

	Investments (at Fair Value)	Level 1	Level 2	Level 3
Mutual funds	$62,493,834	62,493,834	$—	$—
Universal Insurance Holdings Common Stock Fund	1,348,891	1,348,891	—	—
Self-directed brokerage accounts (2)	1,611,517	1,611,517	—	—
Total	$65,454,242	$65,454,242	$—	$—

(2)Self-directed brokerage accounts consist of money market funds of $276,528, interest-bearing cash of $130,295, corporate common stock and exchange-traded funds of $1,204,694 of which includes $355,322 of UVE Common Stock at December 31, 2023.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There have not been any transfers between levels of the fair value hierarchy during 2024 and 2023.

Note 4 -	TAX STATUS

The Plan is a preapproved plan. The preapproved plan has received a favorable opinion letter from the Internal Revenue Service (IRS) indicating that the Plan, as designed, is qualified for federal income tax-exempt status. The Plan has not individually sought out its own determination letter from the IRS. As of December 31, 2024, the Plan’s 2021 through 2023 tax years are still subject to examination by the Internal Revenue Service.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

Note 5 -	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2024 and 2023 to Form 5500:

	2024	2023
Net assets available for benefits per the financial statements	$82,731,654	$68,437,143
Excess contributions payable	1,655	809
Self-directed brokerage accounts pending transaction	—	(10,039)
Miscellaneous	(3)	—
Net assets per Form 5500	$82,733,306	$68,427,913

The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2024 to Form 5500:

2024
Net increase per the financial statements	$14,294,511
Self-directed brokerage accounts pending transaction	10,039
Change in corrective distributions	846
Miscellaneous	(3)
Net income per Form 5500	$14,305,393

Note 6 -	RELATED PARTIES

The Company paid certain Plan’s administrative expenses during the year ended December 31, 2024, which is not reflected in the Plan’s financial statements. All the transactions discussed in this paragraph qualify as party-in-interest transactions.

The Company is a party-in-interest as defined by ERISA as a result of being the Plan Sponsor. The Plan engages in transactions involving the acquisition or disposition of UVE Common Stock in the Common Stock Fund and the self-directed brokerage account. State Street is the custodian of the Common Stock Fund and Charles Schwab is the custodian of the self-directed brokerage account; therefore, these transactions are reported as party-in-interest transactions. All of these transactions are exempt from the “prohibited transactions” provisions of ERISA. The Plan held shares of UVE Common Stock in the Common Stock Fund and the self-directed brokerage account with a combined estimated fair value of $2,086,106 and $1,678,418 as of December 31, 2024 and 2023, respectively.

UVE Common Stock Activity in the Common Stock Fund

	2024	2023
Shares owned	86,910	82,797
Shares purchased	8,561	12,288
Shares sold	4,448	11,541

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
The Plan received $65,353 and $62,808 in dividend income on the UVE Common Stock during the years ended December 31, 2024 and 2023, respectively.

Note 7 -	SUBSEQUENT EVENTS

The Company conducted an evaluation of subsequent events up to the date the financial statements were issued. It determined that there were no recognized or unrecognized subsequent events requiring adjustment or additional disclosure in the financial statements as of June 26, 2025.

UNIVERSAL PROPERTY & CASUALTY 401(K)
PROFIT SHARING PLAN
EIN: 65-0789077, PLAN NO. 001

SCHEDULE OF ASSETS HELD AT END OF YEAR
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
DECEMBER 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description of Investment	Cost **	Current Value
		Mutual funds:
	Invesco	Invesco Income Fund - Investor Class		$464,385
	American Funds	American Funds Target Date Retirement Fund 2065 Class - R4		49,867
		American Funds Target Date Retirement Fund 2060 Class - R4		60,783
		American Funds Target Date Retirement Fund 2055 Class - R4		68,151
		American Funds Target Date Retirement Fund 2050 Class - R4		410,619
		American Funds Target Date Retirement Fund 2045 Class - R4		7,631,492
		American Funds Target Date Retirement Fund 2040 Class - R4		78,517
		American Funds Target Date Retirement Fund 2035 Class - R4		10,343,922
		American Funds Target Date Retirement Fund 2030 Class - R4		428,559
		American Funds Target Date Retirement Fund 2025 Class - R4		3,299,871
		American Funds U.S. Government Money Market Fund - Class R3		3,609,808
		American Funds Capital World Bond - Class R3		367,890
		American Funds Capital World Growth and Income Fund - Class R3		1,712,118
		American Funds EuroPacific Growth Fund - Class R3		1,219,823
		American Funds Fundamental Investors - Class R3		1,996,351
		American Funds The Growth Fund of America - Class R3		3,488,054
		American Funds Investment Company of America Fund - Class R3		1,494,732
		American Funds New Perspective Fund - Class R3		2,052,105
		American Funds The Bond Fund of America - Class R3		457,694
		American Funds The Income Fund of America - Class R4		14,363,741
	MFS	MFS Utilities Fund - Class R3		682,308
		MFS Total Return - Class R3		753,554
	Vanguard	Vanguard Real Estate Index Fund - Admiral		981,847
		Vanguard 500 Index Fund - Admiral		11,310,187
		Vanguard LifeStrategy Moderate Growth Fund		1,224,227
		Vanguard Small Cap Value Index Fund - Admiral		1,969,354
		Vanguard Global Capital Cycles Fund - Investor Class		533,431
		Vanguard LifeStrategy Conservative Growth Fund - Investor Class		941,642
		Vanguard Emerging Markets Stock Index Fund - Admiral		964,141
		Vanguard LifeStrategy Growth Fund		1,810,983
		Vanguard Energy Fund - Investor Class		942,705

*	Charles Schwab	Self-Directed Brokerage Account - Brokerage Fund Options		2,063,418

*	Universal Insurance Holdings	Common Stock Fund		1,872,371

*	Participants	Notes receivable from participants - Interest rates varying from 4.25 to 9.50 percent		3,084,082

		Total		$82,732,732

*	Investment is with a party-in-interest to the Universal Property & Casualty 401(k) Profit Sharing Plan.
**	Historical cost information for participant-direct accounts is not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Property & Casualty 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Universal Property & Casualty 401(k) Profit Sharing Plan

Date: June 26, 2025	By:	/s/ Frank C. Wilcox
Frank C. Wilcox, Chief Financial Officer
UNIVERSAL INSURANCE HOLDINGS, INC.